Era Group Inc.
818 Town & Country Blvd., Suite 200
Houston, Texas 77024
July 22, 2019
VIA EDGAR
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. Dana Brown and Ms. Laura Nicholson

Re:	Era Group Inc.
Registration Statement on Form S-3 Filed May 31, 2019, as amended on June 28, 2019 and July 17, 2019
File No. 333-231879
Dear Mr. Brown and Ms. Nicholson:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Era Group Inc. (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-3, as amended (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4 p.m. Eastern Time on July 24, 2019, or as soon as practicable thereafter.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 822-5301 or by email at bnadritch@milbank.com.
Thank you for your assistance in this matter.

Very truly yours, ERA GROUP INC.

By:	/s/ Jennifer D. Whalen
Name:	Jennifer D. Whalen
Title:	Senior Vice President, Chief Financial Officer